T. Rowe Price New Horizons Fund, Inc.

The following Debt Instruments disclosure and operating policy have been added to the funds prospectuses:

Debt Instruments

From time to time, the fund may invest in bonds and debt securities of any type, including municipal securities, without restrictions on quality or rating. Investments in a company also may be made through a privately negotiated note or loan, including loan assignments and participations. These investments will be made in companies, municipalities, or entities that meet fund investment criteria. Such investments may have a fixed, variable, or floating interest rate. The price of a bond or fixed rate debt security usually fluctuates with changes in interest rates, generally rising when interest rates fall and falling when interest rates rise.

Investments involving below investment-grade issuers or borrowers can be more volatile and have greater risk of default than investment-grade bonds. Certain of these investments may be illiquid and holding a loan could expose the fund to the risks of being a direct lender.

Operating policy Fund investments in noninvestment-grade debt securities (“junk bonds”) and loans are limited to 10% of total assets. Fund investments in convertible securities are not subject to this limit.